SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

THIRD WAVE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

        88428W108

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: Bank of America Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	2,503,050 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	2,503,050 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,503,050 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: NB Holdings Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	2,503,050 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	2,503,050 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,503,050 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: Bank of America, N.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	2,503,050 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	2,503,050 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,503,050 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: BANA #1 LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	2,503,050 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	2,503,050 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,503,050 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: Banc of America Strategic Solutions, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 52-1710675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	2,503,050 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	2,503,050 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,503,050 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of Issuer:

Third Wave Technologies, Inc. (the "Issuer").

Item 1(b) Address of Issuer's Principal Executive Offices:

520 South Rosa Rd., Madison, WI 53719 USA

Item 2(a) Name of Person Filing:

Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., BANA #1 LLC and Banc of America Strategic Solutions, Inc. are filing this Schedule jointly. See Exhibit A to this Schedule.

Item 2(b) Address of Principal Business Office or, if none, Residence:

Bank of America Corporation

100 N. Tryon St.

Charlotte, NC 28255

Item 2(c) Citizenship:

United States

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

88428W108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  [ ] Broker or Dealer registered under Section 15 of the Act
                  [ ] Bank as defined in section 3(a) (6) of the Act
                  [ ] Insurance Company as defined in section 3(a) (19) of the Act
                  [ ] Investment Company registered under section 8 of the Investment Company Act
                  [ ] Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
                  [ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
                  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
                  [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]
  Ownership

  With respect to the beneficial ownership of each reporting person see Items 5-8 of the cover pages to this Schedule 13G applicable to each such person which are incorporated herein by reference.

  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

  Ownership of More than Five Percent on Behalf of Another Person

  Kenneth R. McGuire, a director and shareholder of the Issuer, pledged the shares of Common Stock (to which this Schedule relates) to Bank of America, N.A., under the terms of a pledge agreement dated June 15, 1999. These shares were pledged to secure certain obligations under a loan agreement between Bank of America, N.A. and Kenneth R. McGuire. Under the terms of the pledge agreement, the loan agreement and other related agreements, Kenneth R. McGuire may be entitled to receive or direct the receipt of dividends from, or the proceeds from the sale of, these shares under certain circumstances.

  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

  NB Holdings Corporation

  Bank of America, N.A

  BANA #1 LLC

  Banc of America Strategic Solutions, Inc

  (See Exhibit B)
  Identification and Classification of Members of the Group

  Not applicable.

  Notice of Dissolution of Group

  Not applicable.

  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2004	BANK OF AMERICA CORPORATION NB HOLDINGS CORPORATION BANK OF AMERICA, N.A. BANA #1 LLC By: /s/ Charles F. Bowman Name: Charles F. Bowman Title: Senior Vice President
Date: February 13, 2004	BANC OF AMERICA STRATEGIC SOLUTIONS, INC. By: /s/ Eric Woodward Name: Eric Woodward Title: Vice President

EXHIBIT A

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G dated February 14, 2003, which relates to the shares of Common Stock of Third Wave Technologies, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated: February 14, 2003
Date: February 13, 2004	BANK OF AMERICA CORPORATION NB HOLDINGS CORPORATION BANK OF AMERICA, N.A. BANA #1 LLC By: /s/ Charles F. Bowman Name: Charles F. Bowman Title: Senior Vice President
Date: February 13, 2004	BANC OF AMERICA STRATEGIC SOLUTIONS, INC. By: /s/ Eric Woodward Name: Eric Woodward Title: Vice President

EXHIBIT B

Bank of America Corporation owns all of the outstanding shares of NB Holdings Corporation, which in turn owns all of the outstanding stock of Bank of America, N.A. Bank of America, N.A. owns all of the outstanding membership interests in BANA (#1) LLC and is the sole manager of BANA (#1) LLC. BANA (#1) LLC owns 60.82% of voting interests and 82.34% of total equity interests of Banc of America Strategic Solutions, Inc.